 Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-181773

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated July 25, 2012)

AMERICAN POWER GROUP CORPORATION

11,553,282 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated July 25, 2012, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-181773). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the following information:

Effective August 1, 2012, GreenMan Technologies, Inc. changed its name to American Power Group Corporation. In connection with the corporate name change, our stock trading symbol on the OTCQB has changed from “GMTI” to “APGI”, effective as of August 7, 2012. Stockholders do not need to exchange stock certificates in connection with the corporate name change and trading symbol change.

This prospectus and supplement relate to the possible resale, from time to time, by the selling stockholders named in this prospectus of up to: (1) 9,908,591 shares that may be acquired upon the conversion of shares of our 10% Convertible Preferred Stock, which preferred stock was issued to 15 investors in a private placement completed on April 30, 2012; (2) 158,448 shares issued on June 30, 2012 in lieu of the cash payment of dividends on the preferred stock in accordance with the terms of the Certificate of Designation governing such preferred stock; and (3) 1,486,243 additional shares issuable within 15 months after June 30, 2012 in lieu of the cash payment of dividends on the preferred stock in accordance with the terms of the Certificate of Designation governing such preferred stock.

We are not selling any shares of our Common Stock in this offering and, as a result, we will not receive any proceeds from the sale of the Common Stock covered by this prospectus.  All of the net proceeds from the sale of our Common Stock will go to the selling security holders.

The selling security holders may sell Common Stock from time to time at prices established on the OTC Markets Group’s OTCQB, or as negotiated in private transactions, or as otherwise described under the heading “Plan of Distribution.” The Common Stock may be sold directly or through agents or broker-dealers acting as agents on behalf of the selling security holders. The selling security holders may engage brokers, dealers or agents who may receive commissions or discounts from the selling security holders. We will pay all the expenses incident to the registration of the shares; however, we will not pay for sales commissions or other expenses applicable to the sale of our Common Stock registered hereunder.

Our Common Stock is presently quoted on the OTC Markets Group’s OTCQB under the symbol “APGI.” On August 6, 2012, the last reported sale price of our Common Stock on the OTCQB was $0.58 per share.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before investing in shares of our Common Stock.

NEITHER THE SECURITIES & EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 1 IS AUGUST 7, 2012.